Exhibit 99.1

FOOTNOTES

(1)
The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of all shares of common stock, par value $0.01 per share ("Common Stock"), of Cobalt International Energy, Inc. (the "Company") in excess of his pecuniary interest, if any, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)
Pursuant to an underwriting agreement, dated January 15, 2013 (the “Underwriting Agreement”), by and among the underwriters named therein (the “Underwriters”), the Company and the selling stockholders named in Schedule A thereto (the “Selling Stockholders”), the Underwriters agreed to purchase from the Selling Stockholders and the Selling Stockholders agreed to sell to the Underwriters an aggregate of 40,000,000 shares of Common Stock of the Company, which aggregate amount includes 13,050,450 shares of Common Stock held by certain limited partnerships (the “Limited Partnerships”) of which affiliates of GS Group and Goldman Sachs are the general partner, managing limited partner or managing partner (the “Offering”). On January 18, 2013, the Underwriters closed on the sale of securities with respect to the Offering.

Pursuant to the final prospectus filed by the Company on January 17, 2013, the purchase price of the shares of Common Stock in the Offering paid by the Underwriters was $25.00 per share of Common Stock. Accordingly, the Limited Partnerships sold an aggregate of 13,050,450 shares of Common Stock for an aggregate amount of $326,261,250.

(3)	As of January 18, 2013, GS Group and Goldman Sachs may be deemed to beneficially own indirectly an aggregate of 49,909,648 shares of Common Stock through the Limited Partnerships.